U.S. SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549


                                        FORM 12b-25

                                 SEC FILE NUMBER:  0-6673


                                NOTIFICATION OF LATE FILING

     [ ] Form 10-K and Form 10-KSB
     [ ] Form 20-F
     [ ] Form 11-K
     [x] Form 10-Q and Form 10-QSB
     [ ] Form N-SAR

     For Period Ended: July 31, 1998

     [ ] Transition Report on Form 10-K  [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K  [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


     Part I - Registrant Information
     -------------------------------
     Full Name of Registrant:   Pacific Security Companies
                                -------------------------------------------
     Former Name if Applicable:
                                -------------------------------------------

     Address of Principal Executive Office (Street and Number):

     10 N. Post, Suite 525; Spokane, Washington 99201
     ----------------------------------------------------------------------
     (City, State and Zip Code)


     Part II - Rules 12b-25(b) and (c)
     ---------------------------------
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

              |(a)  The reasons described in reasonable detail in Part III
              |     of this form could not be eliminated without
              |     unreasonable effort or expense;
              |
              |(b)  The subject annual report, semi-annual report,
              |     transition report on Form 10-K, Form 20-F, 11-K or
              |     Form N-SAR, or portion thereof will be filed on or
     [ ]      |     before the fifteenth calendar day following the
              |     prescribed due date; or the subject quarterly report or
              |     transition report on Form 10-Q, or portion thereof will
              |     be filed on or before the fifth calendar day following
              |     the prescribed due date; and
              |
              |(c)  No accountant's statement or other exhibit required by
              |     Rule 12b-25 is required.

     Part III - Narrative
     --------------------
     The Company requests extra time in order to file an accurate
     Form 10-Q.

     Part IV - Other Information
     ---------------------------
     (1) Name and telephone number of person to contact in regard to this
         notification:  Don Migliuri          (509)          624-0183
                        ---------------------------------------------------
                        Name                 Area Code     Telephone No.

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify
         report(s).   Yes [X}   No [ ]

     (3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
         subject report or portion thereof?  [ ] Yes    [x] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Pacific Security Companies
     --------------------------------------------
     (Name of Registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


     Date:  December 11, 1998             By:  /s/ Don Migliuri
                                              -----------------------------
                                              Don Migliuri